ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three Months Ended March 31, 2008

Description of Business and Report Date

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States. The Company also has mineral interests in Canada, Chile, Argentina and the Dominican Republic. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia and trades on the Toronto Stock Exchange under the symbol “ATN” and on the electronic pink sheets in the United States under the symbol “ATNAF”. The following discussion and analysis of the financial position and results of operations for the Company is current up to May 23, 2008 (the “Report Date”) and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto for the three months ended March 31, 2008, which have been prepared in accordance with Canadian generally accepting accounting principles. All amounts are in Canadian dollars unless otherwise noted. Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2007 and 2006, can be viewed on SEDAR at www.sedar.com.

Highlights for the Year-To-Date Period

•	Merger with Canyon Resources Corporation (“Canyon”) closed March 18, 2008.
o	Creates a multi-million ounce gold company with near term production.
o	Exceptional management team with proven skills and experience.
o	Strong portfolio of gold development, exploration and royalty properties.
o	Focused on the Western USA.
•	Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, provided guidance on their US$30 million work program at the Pinson gold project which is moving towards a production decision by mid-2009.
•	Reward Gold Project feasibility report completed and reserves disclosed.
•	Reward Gold Project permitting advancing towards completion.
•	Positive Technical Reports filed for the Briggs Mine and commencement of re-start operations.
•	Optioned the Adelaide and Tuscarora Nevada gold properties.
•	Appeals court ruled in favor of the State of Montana on the McDonald takings claim.

Acquisition Activities

Atna – Canyon Merger

Atna Resources Ltd. and Canyon signed an Agreement and Plan of Merger on November 16, 2007. The transaction closed on March 18, 2008. The merger with Canyon significantly increased the gold resources controlled by the Company, which are highly leveraged to the price of gold and provides near term gold production opportunity from the Briggs Mine, Pinson Mine and the Reward Gold Project.

The Company has commenced pre-production activities at the Briggs Mine, located in Inyo County, California. This mine, built by Canyon, has produced over 550,000 ounces of gold from 1996 to the present. Mining ceased in 2004 and gold continues to be recovered from the leach pad. In February 2008, the Briggs mine feasibility study was updated and estimated proven and probable reserves of 151,000 ounces of gold. The property is fully permitted and development activities have begun in order to restart production at a rate of about 30,000 ounces per year, final completion is subject to available financing. Recent drilling indicates additional exploration potential that may increase the resource and the potential production rate and an optimization study is currently in progress.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three Months Ended March 31, 2008

Atna completed a feasibility study at the Reward Project located in Nye County, Nevada during the first quarter of 2008, establishing proven and probable reserves of 137,700 ounces of gold; the project is at an advanced stage of mine permitting. Reward is expected to produce at an annual rate of about 35,000 ounces per year by the end of 2009, subject to completion of permitting and financing.

PMC is expected to earn a 70% interest in the Pinson Mine in early 2009 and complete a feasibility study on the Pinson Mine property in mid-2009. Underground drilling and development is advancing rapidly to position the property for production, probably in 2009, depending on the results of the current program. Measured and indicated resources total 1.1 million ounces of gold at an average grade of 0.42 gold ounces per ton (“opt”) and inferred resources total 1.1 million ounces grading 0.34 opt.

Atna is marketing non-core assets from the merged companies, including royalties and certain property interests, to provide additional funds necessary to finance development costs of the Briggs, Reward and Pinson deposits.

Atna’s board and management team has been augmented with key players from Canyon. The complimentary talents and experience from both companies is expected to provide the necessary technical oversight and governance to ensure the successful transformation of Atna into a successful junior gold producer.

Development Activities

Pinson Project, Nevada

PMC, a subsidiary of Barrick Gold, has provided Atna with an operating plan and budget that targets completion by the first quarter of 2009 of their US$30 million back-in expenditure obligation. The work program is focused on completing underground development work and infill drilling in the upper Ogee and Range Front resource zones to enable completion of a feasibility study and initial ore reserve estimate by the end of the first quarter of 2009.

PMC may earn a 70% interest in the project by spending a total of US$30 million by April 6, 2009, which would result in Atna retaining a 30% interest. PMC’s reported expenditures for the first quarter of 2008 were US$4.1 million bringing their total project-to-date expenditures to US$8.0 million. Spending levels are increasing as the pace of development activities have accelerated to twenty-four hours per day, seven days per week.

Dewatering infrastructure is well advanced for the project with the completion of two rapid infiltration basins and associated pipelines. PMC is planning several additional dewatering wells to accelerate dewatering ahead of planned decline development. During the quarter the underground contractor, Small Mine Development, completed rehabilitation of existing underground workings and advanced development an additional 552 feet on three headings. Underground drifting is focused on establishing new diamond drill stations to enable resource definition drilling in both the Ogee and Range Front resource zones. This drifting will aid decline development and establish bulk sampling/test mining locations. Underground drilling operations have now commenced with one drill, additional drills will be mobilized as drill stations are developed.

PMC is also evaluating open pit mining potential, primarily in the MAG pit area. The MAG pit was one of the last production areas at the Pinson mine in 1999 prior to closure due to low gold price. Un-mined resources remain in and around this pit, which will form the basis for PMC’s evaluation of the open pit potential of the project. A recently reported drill hole cut 427 feet of mineralization grading 0.066 opt from surface. However some of the remaining MAG pit material is believed to be refractory and may require autoclave or roasting pre-oxidation to be amenable to conventional cyanidation.

Surface reverse circulation and diamond drilling continued throughout the quarter. One surface and one underground drill are operating at the site. A total of 30,895 feet of underground definition drilling and 15,000 feet of surface drilling are planned for the remainder of 2008. Since the commencement of work in August 2007, PMC has completed 46 surface drill holes for a total of 46,282 feet (27,289 feet of reverse circulation and 18,993 feet of diamond drilling). Drilling continues to support Atna’s 2007 resource estimate (see Technical Report Update filed in June 2007 on SEDAR).

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three Months Ended March 31, 2008

Briggs Mine, California

A technical report for the estimation of open pit and underground reserves and resources at the Briggs Mine in Inyo County, California was completed in April 2008. The report supports the re-start of mining operations at the wholly-owned Briggs Mine.

Gold production at the Briggs Mine originally commenced in 1996 and historically produced over 550,000 ounces of gold. The site continues to produce gold by rinsing of the leach pads, including 181 ounces produced and sold in May 2008. The proven and probable reserve is estimated to be 151,000 ounces of gold grading 0.034 oz/ton gold. Additionally, Briggs contains an estimated 532,500 ounces of measured and indicated resource grading 0.027 opt gold and an inferred resource of 314,000 ounces grading 0.044 opt gold. Atna has commenced initial re-start activities at the site including plant and equipment refurbishment, site preparation for leach pad expansion, and personnel recruitment. New ore is forecast to be loaded on the leach pad in the first quarter of 2009 with production beginning to ramp up to an annualized rate of 25,000 to 35,000 ounces of gold per year.  An optimization study is presently underway to convert underground ore to open pit ore and may enable an early increase in the production rate.

Briggs Mine economics are favorable for the open pit mine re-start alone or combined with the Goldtooth underground mine at gold prices significantly below current market. The open pit project cash cost of production is US$494 per ounce. Break even full cash costs, including recapture of capital spent, is approximately US$626 per ounce and free cash flow increases by US$8.9 million per every US$100 increase in gold price.

Mining would commence using open pit methods around existing pits and would recover an estimated 89,000 ounces over a four year period. Gold production from underground mining may add an additional 34,000 ounces of production over the four year period. Site cash cost of operations for the underground and open pit case is projected to be US$484 per ounce of gold and the full cost is US$623 per ounce. Re-starting the mine is expected to pave the way for development of additional open pit and high grade underground mineralization as well as potential satellite mines. Initial capital investment for the open pit case is US$10.5 million. The underground mine requires another US$2.5 million capital investment.

Management is in the process of completing a block model that combines the open pit and underground models, including the addition of recent drillhole results, to evaluate an expanded open pit mine plan. An optimized and expanded open pit mine plan may include much of the ore designated for the Goldtooth underground project. If the remaining underground resources continue to look feasible, the Company may consider test mining to gain additional underground geotechnical information and to provide access for closer spaced drillholes for further ore block definition and detailed stope design.

The existing mining equipment at Briggs will be utilized in the re-start of open pit operations along with the addition of two blasthole drills and ancillary equipment. A mining contractor may be considered for potential underground mine development and operations. Current gold prices are significantly higher than those used in the current mine design. Additional reserve upside may be developed, should gold prices remain high, within the existing mineral resource base of mineralization.

Reward Project, Nevada

The Company completed a positive economic feasibility study for its Reward Gold Project located near Beatty, Nevada. The feasibility study envisions development of a conventional open pit mining, ore crushing, and heap leach gold production operation. The study recommends development of the project.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three Months Ended March 31, 2008

Proven and probable mineral reserves estimated in the feasibility study total 5.2 million tons averaging 0.027 opt containing 137,700 ounces of gold based on a gold price of US$575 per ounce and a strip ratio of 2.0 tons of waste per ton of ore. The Reward operation is expected to produce approximately 117,000 ounces of gold over a four year mine life at an estimated average cash cost of US$409 per ounce of gold produced. This production would provide an undiscounted cash flow of US$14.6 million and an internal rate of return of 13.2% at a US$700 gold price. The feasibility study includes capital costs for crushing and process plants, facilities and infrastructure, mining fleet and pre-production stripping of US$24.3 million. Break-even full cash cost inclusive of capital is US$564 per ounce. At a gold price of US$900 per ounce, the project would develop an internal rate of return of 32.8% and an undiscounted net cash flow of approximately US$36 million without allowance for reserve expansion.

The feasibility study also developed an alternative case using a US$700 pit design that contains in-place inferred resource of 6.4 million tons grading 0.025 opt containing 160,000 ounces gold with a waste to ore strip ratio of 2.2 using a variable cutoff grade. This case would require an additional US$1.1 million in pre-production capital over the base case. This larger pit is expected to produce 134,100 ounces of gold over a five year mine life at an estimated average cash cost of US$449 per ounce generating an IRR of 11% and an undiscounted net cash flow of US$15.4 million using a US$700 gold price. At a US$900 gold price, this case produces an IRR of 30% and an undiscounted net cash flow of US$40.3 million.

The Reward Project has reserve expansion potential both along strike and down-dip that may be developed through future drilling with cash flow from the operation. The project has been carefully designed to create the smallest environmental footprint possible and the permitting process is well advanced. Initial capital costs can be reduced in both the US$575 and US$700 cases by using contract mining. Based on actual contract mining quotes, initial capital purchases for mining equipment and shops can be reduced by approximately US$7.5 million, while overall life-of-mine mining costs are increased by approximately US$5.3 million for the US$575 pit case and higher in the US$700 pit case. Further studies will be completed and reviewed comparing the use of contract mining versus owner mining prior to development.

Final reclamation and closure cost, which is included in overall production cost, is estimated at approximately US$2.5 million for the base case. The cost for reclamation and closure bonds of approximately US$5.3 million was estimated using the State of Nevada statutory cost estimating model and is subject to final approval by State regulatory authorities. Bonds may be posted using a number of financial instruments including cash. This amount would be in addition to the capital estimates stated above.

Mining operations at Reward would utilize conventional 100-ton open pit trucks and compatible loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold. This loaded carbon would subsequently be dewatered, packaged, and transported for final gold recovery to either Canyon’s Briggs Mine in Inyo County, California or to a third party processing facility.

Wolverine Royalty, Yukon

In 2004 the Company sold its 39.4% interest in the Wolverine Property to Yukon Zinc Corporation (“YZC”) for cash and equity valued at $4.3 million. The Company disposed of its equity interests during 2005 and 2006 and currently retains a net smelter return royalty (“NSR”) on precious metals based on the following table.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three Months Ended March 31, 2008

NSR Percent
Silver price below US$5.00	Nil
Silver price at or above US$5.00	3.78
Silver price above US$7.50	9.45

Exploration Activities

Clover, Nevada

Atna received assay results from reverse circulation drilling completed in late 2007 by its joint venture partner (Yamana Gold Inc. (“Yamana”)) on Atna's Clover project, Elko County, Nevada. Yamana intersected encouraging gold/silver mineralization as disclosed in the press release dated February 20, 2008. Yamana completed seven (7) drill holes totaling 5,320 feet before suspending the program due to winter weather conditions. The holes ranged in depth from 600 feet to 915 feet and were inclined at various angles to cut the structural zones thought to host the gold and silver mineralization. Yamana is expected to resume drilling in the spring, when weather permits.

The Clover project is a low-sulphidation, vein-hosted, epithermal gold prospect located adjacent to the Midas trough within the Northern Nevada Rift. Clover's geologic setting is similar to Newmont Mining's Ken Snyder (Midas) mine, which is in a similar package of volcanic rocks adjacent to the Midas trough 10 miles further east.  Additional targets to be tested on the property include a geophysical anomaly in the Jake Creek structural corridor near the occurrence of a gold bearing float located one to two miles north of the newly reported Yamana drill results.

Yamana may earn a 51% interest in the Clover property by incurring exploration expenditures of US$3.3 million and making payments to Atna totaling US$0.6 million before June 19, 2010. Yamana may elect to increase its interest to 70% by completing a pre-feasibility study within 30 months of vesting its initial 51% interest in the project.

Adelaide and Tuscarora, Nevada

The Adelaide and Tuscarora properties were originally optioned by Canyon as part of the December 2006 Asset Exchange Agreement with Newmont.

Atna entered into an Option Agreement, whereby Golden Predator Mines US Inc.(“Golden Predator”), a wholly-owned subsidiary of Golden Predator Mines Inc. of Vancouver British Columbia, shall assume Canyon’s interest in the Adelaide and Tuscarora advanced stage gold exploration properties (the “Properties”) located in Humboldt and Elko Counties in Nevada. On February 15, 2008, Golden Predator made an initial payment to Canyon of approximately US$0.5 million on the closing of the transaction.

Golden Predator assumed Atna’s remaining spending obligations on these Properties of US$2.75 million over the next four years and will pay Atna up to an additional US$1.05 million over that same period. Atna retains a onetime production payment on the Properties and an ongoing royalty position. Golden Predator has guaranteed the second year work commitment on the Properties of US$400,000. Atna will also receive a second payment equivalent to US$0.25 million in either cash or stock of Golden Predator prior to December 29, 2008. If Golden Predator elects to complete the assumed work commitments under the Mineral Lease, Atna could receive additional payments of approximately US$0.8 million in either cash or stock of Golden Predator plus a production payment and royalties.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three Months Ended March 31, 2008

Atna will retain a NSR of up to 1.5% but not less than 0.5% depending on the total royalty burden on individual claims of the Properties and the prevailing quarterly average gold price. The royalty burden on the Properties is capped at 5.5% when gold price is less than US$700 per ounce and escalates to 6.5% as the price of gold increases to over US$900 per ounce. The royalty will apply to all metals and minerals produced and sold from the Properties. In addition, when a positive production decision has been made, Atna may receive a production payment equivalent to US$2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than US$0.25 million for each property.

Golden Predator may return one or both Properties upon 60-days notice to Atna, resulting in adjustments to the work commitments and corresponding payments to Atna. Upon notice of return of one or both Properties, Atna may choose to assume the obligations underlying the Mineral Lease or return the rejected property to Golden Predator and Golden Predator may elect to terminate the property directly with Newmont. Golden Predator may assign any or all of its interest in the Properties, subject to the Atna and Newmont obligations, to an unaffiliated party with Atna s consent.

As part of this Option Agreement, Atna entered into an agreement with Golden Predator to assume its lease interest in 20 unpatented mineral claims in Humboldt County, Nevada. These claims are adjacent to Atna’s existing Mt. Edna claims, further consolidating and enlarging the property.

Selected Quarterly Information

Selected first quarter information from the unaudited consolidated financial statements for the three months ended March 31, 2008 and 2007 is summarized in the table below.

	2008	2007
Total revenues	Nil	Nil
Total expenses	$1,115,200	$977,500
Loss for the quarter	$931,900	$808,400
Basic and diluted loss per share	$0.01	$0.01
Working capital	$8,392,300	$10,570,700
Total assets	$51,096,300	$13,487,700
Total liabilities	$9,089,100	$1,075,500
Total shareholders' equity	$42,007,200	$12,412,200

Results of Operations – Three Months Ended 2007 versus 2006

Atna recorded a net loss of $1.1 million, or negative $0.01 per share, on revenues of nil for the first quarter ended March 31, 2008. This compares to a net loss of $1.0 million, or negative $0.01 per share, on revenues of nil for the first quarter ended March 31, 2007. The negative variance of $0.1 million in net loss was due primarily to the following factors:

•	Negative variance of $0.1 million in operating loss due to increased exploration spending due to additional generative activity and increased general and administrative cost due to the merger.
•	Negative variance of $0.1 million in interest income due to lower cash balances and lower interest rate on investments.
•	Positive variance of $0.1 million related to unrealized gain on short term investments.

Cash and short term investments totaled $10.0 million and $10.6 million as of March 31, 2008 and December 31, 2007, respectively. The decrease of $0.6 million was due primarily to normal operating expenditures of $0.9 million plus merger transaction costs of $0.6 million offset by cash received in the merger of $0.9 million.

The Company recorded a net future tax liability related to the merger with Canyon in the amount of $2.1 million and nil as of March 31, 2008 and December 31, 2007, respectively.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three Months Ended March 31, 2008

Although the Company has significant potential future tax assets in the form of operating loss carryforwards, its ability to generate future taxable income to realize the benefit of these assets will depend primarily on bringing new mines into production. As commodity prices, capital, legal, and environmental uncertainties associated with that growth requirement are considerable, the Company has applied some of its future tax assets related to the expected taxable income at the Briggs Mine and the Reward Project to the future tax liabilities that were generated as a result of the merger. The Company continues to apply a significant valuation allowance to its other future tax assets not related to the merger. Changes in the valuation allowance are primarily due to changes in operating loss carryforwards and other temporary differences. The net loss carryforwards will expire from 2008 through 2027. In addition, as a result of the merger between the Company and Canyon, in March 2008, the Company’s utilization of Canyon’s operating loss carryforwards will be substantially restricted under section 382 of the United States Internal Revenue Code due to the change in ownership.

The cost for diesel fuel continues to fluctuate with the market price of oil. Diesel fuel will be a significant operating and reclamation expense. The Company expects continued high fuel costs, increased hiring costs, and the cost of retaining qualified mining personnel to have an impact on continuing operations in the future.

Contractual Obligations

The Company’s contractual obligations are as follows:

		Payments due by Period (USD)
	Total	Less than 1-year	1-3 years	3-5 years	More than 5-years
Long term debt obligations	$825,000	$-	$825,000	$-	$-
Capital lease obligations	60,800	31,400	29,400	-	-
Operating lease obligations	340,500	146,300	194,200	-	-
Asset retirement obligations	4,196,500	1,002,000	3,060,000	89,200	45,300

Total	$5,422,800	$1,179,700	$4,108,600	$89,200	$45,300

Off-Balance Sheet Arrangements

None.

Liquidity & Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, short-term investments, debt, asset sales and, if necessary, equity issuances. Atna does not have the capital resources sufficient to re-start and operate the Briggs Mine without additional financing. Based on the current stock price, Atna does not expect the exercise of options and warrants to be a significant source of funds during 2008.

Gold production will be minimal during 2008, until the Briggs Mine has successfully re-started gold production. The estimated capital requirements would range from US$10.5 million to US$13.0 million depending on the size and scope of the potential re-start of the Briggs Mine. The project could begin to generate operating cash flow approximately six months after funding. Initial work has begun with existing capital.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three Months Ended March 31, 2008

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects to finance its continuing activities and the Briggs re-start plans, there are no assurances of success in this regard or in its ability to obtain additional financing through the capital markets, joint ventures, asset sales, or other arrangements in the future. If management’s plans are not successful, the ability to operate could be adversely impacted.

Atna may also require additional funding to develop the Pinson and Reward Projects. The source of that funding will most likely be provided by investors and lenders in the form of equity or debt, and may also include equipment financing and asset sales or exchanges.

Financing Transactions

During the year-to-date period there were 150,000 common shares issued related to the exercise of stock options that resulted in cash proceeds to the Company of $0.1 million.

On March 18, 2008, the Company completed a merger with Canyon. Atna acquired all of Canyon’s issued and outstanding common shares, warrants, and debentures. As a result of the merger, Atna’s issued and outstanding common shares increased by approximately 17.1 million and share capital increased by $29.5 million. Canyon is now a wholly-owned U.S. subsidiary of Atna.

The following table summarizes common shares outstanding as of March 31, 2008:

Number of
Shares

Shares Outstanding, January 1, 2008	64,722,588
Exercise of stock options	150,000
Issuance for merger	17,114,237

Shares Outstanding, March 31, 2008	81,986,825

Convertible Debentures

There are $0.8 million of 6% debentures convertible until March 2011 to common shares at any time at a conversion rate of US$4.31 per common share for a total of 0.2 million underlying common shares.

Capital Expenditures

Capital expenditures for the three months ended March 31, 2008 totaled $0.1 million due primarily to the capitalization of development costs at the Briggs Mine.

Outstanding Warrants

The following table summarizes warrants outstanding as of March 31, 2008:

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three Months Ended March 31, 2008

	Underlying	Exercise Price
Expiration Date	Shares	(USD)
October 17, 2008	811,765	$2 .00
December 1, 2008	564,961	4 .06
December 1, 2008	73,920	2 .38
June 1, 2009	987,360	4 .69
May 25, 2011	2,435,294	2 .20

Total/average	4,873,300	$2 .89

Surety Bonds

The Briggs Mine operates under permits granted by various agencies including U.S. Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of US$4.3 million of which US$4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

In September 2007, Canyon settled a complaint of default with the surety company. The settlement required the Company to make additional collateral deposits totaling US$0.8 million no later than December 31, 2010. The Company has the option to make accelerated deposits to the collateral account upon certain events and any accelerated deposits will be applied against the next scheduled payment and total deposits will not exceed the additional US$0.8 million that remains to be funded as of May 23, 2008. The surety’s request for monies as collateral represents a reimbursable deposit that is included in restricted cash to support required future reclamation of the Briggs Mine site and therefore no liability has been accrued.

Related Party Transactions

During the year, the Company had no related party transactions.

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable is estimated to approximate their carrying values. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial statements.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three Months Ended March 31, 2008

Stock Options

The following table summarizes the stock options outstanding at March 31, 2008:

	Number	Number	Exercise Price
Expiration Date	Outstanding	Exercisable	(CAD)
April 18, 2008	700,000	700,000	$0.70
January 30, 2009	690,000	690,000	2.01
July 7, 2009	25,000	25,000	1.28
January 11, 2010	872,300	872,300	1.36
January 24, 2011	900,000	450,000	1.36
March 18, 2011	832,640	416,320	1.32

Total/average	4,019,940	3,153,620	$1.35

Disclosure and Internal Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this Management’s Discussion and Analysis (“MD&A”), management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Management is also responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the quarterly financial statements and notes thereto, MD&A and other information contained in this quarterly report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”), four members of which were elected to annual terms in May 2008 by the shareholders of the Company. The remaining two members will serve the remaining terms of their three-year rotation and then be subject to election to annual terms by the shareholders of the Company. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three Months Ended March 31, 2008

Changes in Accounting Policies

Mineral Property - Exploration Costs: Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated. The effect of this change on the restated consolidated balance sheet as of December 31, 2007, is to decrease mineral properties and increase accumulated deficit by $16.0 million. The effect of this change on the restated consolidated statements of operations for the period ended March 31, 2007, is to increase exploration expenses and net loss by $0.1 million and the restated net loss per share increased by nil.

Recent Accounting Pronouncements

Recently issued accounting standards relevant to the Company and business that may impact the Company in the future are described below. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 3064 - Goodwill and Intangibles - In January 2008, the CICA issued Section 3064. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill, subsequent to the initial recognition, and intangible assets by profit-oriented enterprises. This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Earlier adoption is encouraged. The Company does not believe this new standard will have an affect on its financial position, results of operations or cash flows.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in footnote number 16.

Section 3862 - Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and footnotes.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three Months Ended March 31, 2008

International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

U.S. Standards

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company will adopt SFAS No. 159 on January 1, 2008 and the Company does not expect a significant impact on the reconciliation to United States GAAP.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements. This standard provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted SFAS No. 157 on January 1, 2008 and the adoption did not have an impact on the reconciliation to United States GAAP.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position, if that tax position is more likely than not of being sustained as of the adoption date, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification of interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 were effective beginning January 1, 2007. The adoption of FIN 48 did not have a material effect on the reconciliation to United States GAAP.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three Months Ended March 31, 2008

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations,” (“SFAS 141R”), which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under SFAS 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. SFAS 141R also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. SFAS 141R is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 141R to the reconciliation to United States GAAP beginning on January 1, 2010.

In December 2007, the FASB issued Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires all entities to report non-controlling interests in subsidiaries as a separate component of equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS 160 is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 160 to the reconciliation to United States GAAP beginning on January 1, 2010.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS 161 also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of SFAS 161 to the reconciliation to United States GAAP beginning on January 1, 2010.

Forward-Looking Statements

This Interim MD&A is an update of the Company’s MD&A for the year ended December 31, 2007. Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the Report Date, and readers are advised to consider such forward-looking statements in light of certain of the risks set out below.

Risks and Uncertainties

Mineral exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding minerals deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals, and environmental protection, any of which could result in the Company not receiving an adequate return on invested capital.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three Months Ended March 31, 2008

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations in inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations, or its ability to develop its properties economically. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. As a mining company in the exploration and development stage, the future ability of the Company to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through the use of equity, debt, asset sales, joint venturing of projects and other means. In turn, the Company’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and marketability of securities of speculative exploration and development mining companies. There is no assurance that the Company will be successful in obtaining the required financing.

Outlook

The remainder of 2008 will focus primarily on placing the Briggs Mine into production and completing the permitting of the Reward Project. As a result of the merger with Canyon, the combined Company is well positioned to bring three projects (Briggs, Pinson and Reward) into production during the next two years. While development and production progress on these projects and will likely be the key milestones for the Company during 2008, the Company will continue to search for new exploration and acquisition opportunities to accelerate the Company’s growth and add value for its shareholders.

Subsequent Events

The Company received proceeds of approximately $0.5 million and issued 0.7 million common shares related to the exercise of stock options.

On April 21, 2008, the Company’s complaint under the takings lawsuit was dismissed by the U.S. Court of Appeals for the Ninth Circuit and the Company is considering its options.